UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 23, 2019

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 22, 2019, the board of directors of VivoPower International PLC (the "Company") adopted a resolution to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019. The Company intends to file a transition report on Form 20-F for the transition period from April 1, 2019 to June 30, 2019 in accordance with SEC rules and regulations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer